Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred all your shares in WeRide Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

WeRide Inc.

文遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

(1) PROPOSED RE-ELECTION OF DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

AND/OR RESELL TREASURY SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE

SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF AUDITORS;

AND

(5) NOTICE OF THE ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 5 to 11 of this circular.

A notice convening the AGM to be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on Friday, June 26, 2026 at 10:00 a.m. (Beijing time) is enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.weride.ai). A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.weride.ai).

Holders of record of the Company’s Shares on the Company’s register of members as at the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as at the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the AGM, please complete, sign, date and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m. (New York time) on June 16, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM. Treasury Shares, if any and registered under the name of the Company, shall not carry any voting rights at general meetings of the Company. For the avoidance of doubt, for the purposes of the Listing Rules, where any treasury Shares are deposited in CCASS, the Company shall abstain from voting at its general meetings in respect of such Shares.

*       For identification purposes only

May 8, 2026

CONTENTS

Pages

DEFINITIONS		1
LETTER FROM THE BOARD		5
1.	Introduction	5
2.	Proposed Re-election of Directors	6
3.	Proposed Grant of General Mandate to Issue Shares and/or Resell Treasury Shares	7
4.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	8
5.	Proposed Re-appointment of Auditors	9
6.	The Annual General Meeting	9
7.	Recommendation	10
8.	Further Information	11
9.	Responsibility Statement	11

APPENDIX I	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM	12

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	17

NOTICE OF THE ANNUAL GENERAL MEETING		21

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2018 Share Plan”	the 2018 share plan adopted by the Company in June 2018 and amended and restated in July 2024

“2026 Share Plan”	the 2026 share plan adopted by the Company in March 2026

“ADS(s)”	American Depositary Shares, each representing three Class A Ordinary Shares

“ADS Record Date”	May 22, 2026 (New York time)

“AGM”	the annual general meeting of the Company to be held on Friday, June 26, 2026 at 10:00 a.m. (Beijing time) to consider and, if thought fit, approve, among other things, the proposed re-election of Directors, the Issuance Mandate, the Repurchase Mandate and the re- appointment of auditors

“Articles of Association”	the ninth amended and restated articles of association of the Company adopted by special resolution on March 13, 2026

“Audit Committee”	the audit committee of the Board

“Board”	the board of Directors

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Ordinary Share(s)”	class A ordinary shares in the share capital of the Company with a par value of US$0.00001 each, conferring a holder one vote per Class A Ordinary Share on any resolution tabled at the Company’s general meetings

DEFINITIONS

“Class B Ordinary Share(s)”	class B ordinary shares in the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights such that a holder is entitled to ten votes per Class B Ordinary Share on any resolution tabled at the Company’s general meetings, save for, under the Articles of Associations, resolutions with respect to the Reserved Matters where a holder shall be entitled to one vote per Class B Ordinary Share

“close associate(s)”	has the meaning ascribed to it in the Listing Rules

“Company”	WeRide Inc. (WRD.Nasdaq; 00800.HK), an exempted company incorporated in the Cayman Islands with limited liability on March 13, 2017

“Compensation Committee”	the compensation committee of the Board

“core connected person(s)”	has the meaning ascribed to it in the Listing Rules

“Depositary”	Deutsche Bank Trust Company Americas

“Directors”	the director(s) of the Company from time to time

“Dr. Han”	Dr. Tony Xu Han (韓旭), the founder of the Group, chairman of the Board, executive Director and Chief Executive Officer of the Company

“Dr. Li”	Dr. Yan Li (李岩), the co-founder of the Group, executive Director and Chief Technology Officer of the Company

“Group”	the Company and its subsidiaries from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Issuance Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or resell treasury Shares not exceeding 20% of the total number of issued Shares (excluding treasury Shares) as at the date of passing of the relevant ordinary resolution

DEFINITIONS

“Latest Practicable Date”	April 30, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Date”	November 6, 2025, being the date on which the Class A Ordinary Shares were listed and from which dealings therein were permitted to commence on the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Nasdaq”	the Nasdaq Stock Market

“Nomination Committee”	the nomination committee of the Board

“Repurchase Mandate”	a general mandate to the Directors to exercise the powers of the Company to repurchase Class A Ordinary Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding treasury Shares) as at the date of passing of the relevant ordinary resolution

“Reserved Matters”	those matters the resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) changes to the memorandum of association or articles of association of the Company, however framed, (ii) variation of rights attached to any class of shares of the Company, (iii) the appointment or removal of any independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary winding-up of the Company

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	the Class A Ordinary Share(s) and/or the Class B Ordinary Share(s), as the context so requires

“Share Record Date”	May 22, 2026 (Hong Kong time)

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“substantial Shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended, supplemented or otherwise modified from time to time

“THL”	Tonyhan Limited, a company incorporated in the BVI with limited liability on May 10, 2017 and indirectly controlled by Dr. Han

“treasury Share(s)”	has the meaning ascribed to it in the Listing Rules

“U.S.” or “United States”	the United States of America, its territories, possessions and all areas subject to its jurisdiction

“U.S. dollar” or “US$”	United States dollar, the lawful currency of the United States

“weighted voting right”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiary(ies)”	has the meaning ascribed to it in the Listing Rules and, unless the context otherwise requires, shall include Dr. Han and Dr. Li, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights

“WVR structure”	has the meaning ascribed to it in the Listing Rules

“XHL”	Xu Han Limited, a company incorporated in the BVI with limited liability on June 22, 2022 and wholly owned by Dr. Han

“%”	per cent

LETTER FROM THE BOARD

WeRide Inc.

文遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

Executive Directors:	Registered Office:
Dr. Tony Xu Han (韓旭) (Chairman)	P.O. Box 472
Dr. Yan Li (李岩)	Harbour Place, 2nd Floor, North Wing 103 South Church Street

Non-executive Directors:	George Town
Mr. Ichijo Futakawa	Grand Cayman KY1-1106
Mr. Jean-François Salles	Cayman Islands

Independent Non-executive Directors:	Headquarters and Principal Place
Ms. Huiping Yan	of Business in the PRC:
Mr. David Zhang (張彤)	21st Floor, Tower A
Dr. Tony Fan-cheong Chan

Guanzhou Life Science Innovation Center No. 51 Luoxuan Road Guangzhou International Biotech Island Guangzhou Guangdong Province PRC

Principal Place of Business in Hong Kong:

40th Floor, Dah Sing Financial Centre

No. 248 Queen’s Road East

Wanchai Hong Kong

May 8, 2026

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

AND/OR RESELL TREASURY SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE

SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF AUDITORS;

AND

(5) NOTICE OF THE ANNUAL GENERAL MEETING

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at 16/F,

Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on Friday, June 26, 2026 at 10:00 a.m. (Beijing time).

*       For identification purpose only

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the AGM:

(a)	the proposed re-election of Directors;

(b)	the proposed grant of a general mandate to issue Shares and/or resell treasury Shares;

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs; and

(d)	the proposed re-appointment of auditors.

2.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to code provision B.2.2 of the Corporate Governance Code set out in Appendix C1 to the Listing Rules, every director, including those appointed for specific term, should be subject to retirement by rotation at least once every three years. Pursuant to Rule 8A.29 of the Listing Rules, the independent non-executive directors of an issuer with a WVR structure must be subject to retirement by rotation at least once every three years.

Pursuant to Article 97(d) of the Articles of Association, a Director appointed to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the first annual general meeting of the Company after his or her appointment, and shall then be eligible for re-election at that meeting.

In addition, pursuant to Article 101 of the Articles of Association, every independent non-executive Director (including those appointed for a specific term) shall be subject to retirement at least once every three years.

As such, Dr. Han, Dr. Li, Mr. Ichijo Futakawa, Mr. Jean-François Salles, Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan will retire from office and offer themselves for re-election at the upcoming AGM accordingly.

The information required to be disclosed under the Listing Rules in relation to the retiring Directors proposed for re-election at the AGM are set out in Appendix I to this circular. At the AGM, the re-election of each of the retiring Directors will be voted on individually by a separate ordinary resolution as set out in the notice convening the AGM.

The Nomination Committee will recommend to the Board for the appointment of a Director (including an independent non-executive Director) in accordance with the following selection criteria and nomination procedures:

(a)	identify individuals who are suitably qualified to become Board members and select or make recommendations to the Board on the selection of individuals nominated for directorships, having due regard to the Company’s Board diversity policy, the requirements in the Articles of Association, the Listing Rules and applicable laws and regulations, and the relevant candidates’ contributions to the Board in terms of qualifications, skills, experiences, independence and gender diversity;

LETTER FROM THE BOARD

(b)	assess the independence of independent non-executive Directors to determine their eligibility with reference to the factors set out in Rule 3.13 of the Listing Rules and any other factors deemed appropriate by the Nomination Committee or the Board and to assess his/her ability to devote sufficient time to the Board matters; and

(c)	develop the criteria for identifying and assessing the qualifications of and evaluating candidates for directorship, including but not limited to evaluating the balance of skills, knowledge and experience on the Board, and in the light of this evaluation prepare a description of the role and capabilities required for a particular appointment.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures provided by the Directors, their qualifications, skills, experience, time commitment and contribution, with reference to the nomination principles and criteria set out in the Company’s Board diversity policy and Directors’ nomination policy and the Company’s corporate strategy, and the independence of all independent non-executive Directors. The Nomination Committee has assessed and reviewed the annual confirmation of independence of Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan pursuant to Rule 3.13 of the Listing Rules and re-affirmed their independence. Having considered the extensive experience of Ms. Yan, Mr. Zhang and Dr. Chan, their respective working profiles and other experience and factors as set out in the biographical details in Appendix I to this circular, the Company is satisfied that Ms. Yan, Mr. Zhang and Dr. Chan will continue to bring valuable business experience, gender diversity, knowledge and professionalism to the Board for its efficient and effective functioning. The Board believed that the re-election of Ms. Yan, Mr. Zhang and Dr. Chan as Directors would be in the best interests of the Company and its Shareholders as a whole.

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR RESELL TREASURY SHARES

At the extraordinary general meeting of the Company held on March 13, 2026, the Directors were given a general mandate to allot, issue or deal with additional Class A Ordinary Shares (including any sale or transfer of treasury Shares) not exceeding 20% of the total number of issued Shares (excluding treasury Shares) as at the date of passing of such resolution. Such mandate, to the extent not utilized by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to issue Class A Ordinary Shares (including any sale or transfer of treasury Shares) if and when appropriate, without needing to convene a general meeting for each and every Share issuance and/or resell of treasury Shares, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares (including any sale or transfer of Class A Ordinary Shares out of treasury that are held as treasury Shares) not exceeding 20% of the total number of issued Shares (excluding treasury Shares) as at the date of passing of such resolution.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the issued share capital of the Company comprised 972,508,041 Class A Ordinary Shares (including 22,543,039 treasury Shares) and 54,814,423 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 3 and on the basis that no further Shares are issued after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 200,955,885 Class A Ordinary Shares. The Directors have no immediate plans to issue any new Class A Ordinary Shares and/or to resell any treasury Shares pursuant to the Issuance Mandate.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 3, provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding treasury Shares) as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate.

The Issuance Mandate (including the extended Issuance Mandate), if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In order to give the Company the flexibility to repurchase Class A Ordinary Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Class A Ordinary Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding treasury Shares) as at the date of passing of such resolution.

As at the Latest Practicable Date, the issued share capital of the Company comprised 972,508,041 Class A Ordinary Shares (including 22,543,039 treasury Shares) and 54,814,423 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 4 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 100,477,942 Class A Ordinary Shares. The Directors wish to state that they intend to exercise the Repurchase Mandate after it is approved by the Shareholders in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolution for the approval of the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

5.	PROPOSED RE-APPOINTMENT OF AUDITORS

KPMG and KPMG Huazhen LLP will retire as the auditors of the Company at the AGM, and being eligible, offer themselves for re-appointment. Upon the recommendation of the Audit Committee, the Board hereby propose to the Shareholders to approve the re-appointment of KPMG and KPMG Huazhen LLP as the auditors of the Company and to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Directors to fix the remuneration of the auditors of the Company.

The estimated audit fee for the audit of the consolidated financial statements of the Group for the financial year ending December 31, 2026 is expected to be approximately RMB8.0 million. The estimated audit fee represents a fair and reasonable estimation, after due consideration and arm’s length negotiation between the Company and KPMG and KPMG Huazhen LLP. The estimation takes into account various factors such as the size and structure of the Group, the nature and complexity of the Group’s businesses, the expected scope, timetable and direction of the audit and the time and resources deployed by the auditors. Furthermore, the estimated audit fee assumes there will be no material changes in the Group’s businesses and operations, accounting policies or regulatory environment, and that the Company will provide timely and adequate assistance and information as required for the audit.

6.	THE ANNUAL GENERAL MEETING

The AGM will be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on Friday, June 26, 2026 at 10:00 a.m. (Beijing time).

LETTER FROM THE BOARD

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, no Shareholder has a material interest in, and would be required to abstain from voting on, the resolutions to be proposed at the AGM.

The notice of the AGM is enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.weride.ai). The notice serves as the notice of general meetings required under Rule 13.71 of the Listing Rules.

Holders of record of the Company’s Shares on the Company’s register of members as at the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as at the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the AGM, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares), or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m. (New York time) on June 16, 2026 to enable the votes attaching to the Shares to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

7.	RECOMMENDATION

The Board considers that the above-mentioned resolutions regarding the proposed re-election of Directors, the proposed Issuance Mandate, the Repurchase Mandate, and the proposed re-appointment of auditors are in the best interests of the Company and the Shareholders as a whole, and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM, respectively.

Treasury Shares, if any and registered under the name of the Company, shall not carry any voting rights at general meetings of the Company. For the avoidance of doubt, for the purposes of the Listing Rules, where any treasury Shares are deposited in CCASS, the Company shall abstain from voting at its general meetings in respect of such Shares.

LETTER FROM THE BOARD

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

9.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director
and Chief Executive Officer

APPENDIX I DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Executive Directors

Dr. Tony Xu Han (韓旭), aged 49, founded our Group in February 2018. Dr. Han has been a Director since March 2017, and currently serves as chairman of our Board, executive Director and chief executive officer. Prior to founding our Company, Dr. Han worked as an associate professor of the Electrical & Computer Engineering Department at the University of Missouri from 2007 to 2017, and was granted tenure in 2013. In his academic career, he specialized in computer vision and machine learning. He worked as the chief scientist of autonomous driving unit at Baidu Inc. (Nasdaq: BIDU, HKEX: 9888) from 2014 to 2017. Dr. Han received his bachelor’s degree in communication engineering from Beijing Jiaotong University in 1998, master’s degree in electrical engineering from the University of Rhode Island in the United States in 2002, and Ph.D. in electrical and computer engineering from the University of Illinois Urbana-Champaign in the United States in 2008. Dr. Han was the original contributor of DeepSpeech2, which was recognized by MIT Technology Review as one of its 10 Breakthrough Technologies in 2016. He has also been recognized by Forbes China as one of its 2024 Sci-Tech Influential Figures.

Dr. Han has entered into a service agreement with the Company for a term of three years or until the third annual general meeting of the Company after the Listing Date (whichever is earlier), subject to rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Dr. Han does not receive any director’s fees under the current arrangement. He is entitled to a fixed annual salary of approximately RMB3.9 million and discretionary bonus. The remuneration package of Dr. Han will be reviewed annually by the Board with the recommendation of the Compensation Committee and by reference to the prevailing market practice, the Company’s remuneration policy, his experience, duties and responsibilities within the Company.

As at the Latest Practicable Date, Dr. Han was interested in 27,595,520 share options granted under the 2018 Share Plan and deemed to be interested in 41,249,590 Class B Ordinary Shares within the meaning of Part XV of the SFO.

Dr. Yan Li (李岩), aged 51, co-founded the Group in February 2018. Dr. Li has been a Director since March 2017, and currently serves as our executive Director and chief technology officer. Prior to co-founding our Company, Dr. Li served as the Director of Engineering of UCAR Technology Inc. from 2015 to 2017, leading the autonomous driving department and connected vehicle data platform. From 2012 to 2015, he worked as a senior engineer at Facebook, Inc. (currently known as Meta Platforms, Inc.), where he was responsible for developing machine learning algorithms for user growth and ads. From 1999 to 2002 and 2009 to 2012, Dr. Li worked as an applied researcher at Microsoft Corporation. Dr. Li received his bachelor’s degree in computer science from Tsinghua University in 1997, master’s degree in computer science from Tsinghua University in 1999, and Ph.D. in electrical and computer engineering from Carnegie Mellon University in the United States in 2009.

APPENDIX I DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Dr. Li has entered into a service agreement with the Company for a term of three years or until the third annual general meeting of the Company after the Listing Date (whichever is earlier), subject to rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Dr. Li does not receive any director’s fees under the current arrangement. He is entitled to a fixed annual salary of approximately RMB3.2 million and discretionary bonus. The remuneration package of Dr. Li will be reviewed annually by the Board with the recommendation of the Compensation Committee and by reference to the prevailing market practice, the Company’s remuneration policy, his experience, duties and responsibilities within the Company.

As at the Latest Practicable Date, Dr. Li was interested in 10,513,974 share options granted under the 2018 Share Plan and deemed to be interested in 27,129,666 Class A Ordinary Shares and 13,564,833 Class B Ordinary Shares within the meaning of Part XV of the SFO.

Non-executive Directors

Mr. Ichijo Futakawa, aged 50, has served as our Director since April 2026. Mr. Futakawa currently serves as the division general manager of corporate strategy and business development at Nissan Motor Co., Ltd., a position he has held since April 2025. Since joining Nissan Motor Co., Ltd. (“Nissan”), a company listed on the Tokyo Stock Exchange (stock code: 7201), in June 2017, Mr. Futakawa has held various positions including general manager of the Japan-ASEAN mobility service business department from October 2019 to March 2021, vice president of new business development at Nissan (China) Investment Co., Ltd. from June 2021 to December 2023, and president of Nissan Mobility Service Co., Ltd. from March 2022 to April 2025, where he led the establishment of the company’s autonomous taxi business in Suzhou, China. Prior to joining Nissan, Mr. Futakawa served as country manager in Japan at Henkel AG & Co. KGaA, a company listed on the Frankfurt Stock Exchange (stock code: HEN3) from July 2015 to May 2017. Before that, Mr. Futakawa spent approximately nine years at Toyota Motor Corporation, a company listed on the Tokyo Stock Exchange (stock code: 7203), from April 2004 to September 2013, where he was responsible for engine management system development and international project management. Mr. Futakawa received his bachelor’s degree in biochemistry and engineering from Tohoku University in Japan in March 1998, his master’s degree in chemical engineering from Tohoku University in Japan in March 2001, and his master’s degree in business administration from China Europe International Business School in April 2015.

Mr. Futakawa has entered into a service agreement with the Company for a term of three years or until the third annual general meeting of the Company after his appointment (whichever is earlier), subject to rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Futakawa does not receive any remuneration for serving as a non-executive Director.

APPENDIX I DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Mr. Jean-François Salles, aged 58, has served as our Director since March 2025. Mr. Salles currently serves as the Vice President of Partnerships at Renault Group, a position he has held since 2023. Prior to that, Mr. Salles served as Global Vice President of Supply Chain at the Renault Group from 2019 to 2023, a role he held for more than four and a half years after different positions in Renault-Nissan-Mitsubishi Alliance Supply Chain. Mr. Salles first joined the Renault Group in 1996 as a project manager in trim and chassis logistics and continued with the company in Manufacturing and Quality areas. He became director of supply chain for Europe at Renault in 2015. Mr. Salles received his Master of Science degree in Manufacturing and Engineering at Ecole Centrale Paris in 1992.

Mr. Salles has entered into a service agreement with the Company for a term of three years or until the third annual general meeting of the Company after the Listing Date (whichever is earlier), subject to rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Salles does not receive any remuneration for serving as a non-executive Director.

Independent Non-executive Directors

Ms. Huiping Yan, aged 59, has served as our Director since October 2024. Ms. Yan has served as the chief financial officer of ZTO Express (Cayman) Inc. (NYSE: ZTO, HKEX: 2057) since May 2018 and was the vice president of finance there from January 2018 to May 2018. Before that, Ms. Yan spent approximately seven years serving as the chief financial officer of a number of Chinese TMT and hospitality companies including approximately two years at Zhejiang Cainiao Supply Chain Management Co., Ltd., the logistics arm of Alibaba Group Holdings Limited (NYSE: BABA, HKEX: 9988), and over four years at Home Inns & Hotels Management Inc. (currently known as Homeinns Hotel Group), a leading economy hotel chain in China. Prior to that, Ms. Yan spent approximately nine years at General Electric Company (GE) in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte &Touche in the U.S. in tax services. Ms. Yan has served as the independent non-executive director of TUHU Car Inc. (HKEX: 9690), a leading integrated online and offline platform for automotive service in China since September 2023. Ms. Yan studied at Shanghai Foreign Language Institute (currently known as Shanghai International Studies University), where she majored in English literature and linguistics and received a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University in the United States in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant with a CGMA designation (AICPA).

Ms. Yan has entered into a service agreement with the Company for a term of three years or until the third annual general meeting of the Company after the Listing Date (whichever is earlier), subject to rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Ms. Yan is entitled to receive an annual director’s fee of US$250,000. The remuneration package of Ms. Yan will be reviewed annually by the Board with the recommendation of the Compensation Committee and by reference to the prevailing market practice, the Company’s remuneration policy, her experience, duties and responsibilities within the Company.

APPENDIX I DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

As at the Latest Practicable Date, Ms. Yan was interested in 93,189 restricted share units granted under the 2018 Share Plan.

Mr. David Zhang (張彤), aged 62, has served as our Director since October 2024. Mr. Zhang has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Mr. Zhang had been a senior corporate partner in the Hong Kong office of Kirkland & Ellis International LLP, from which he retired in 2024. Prior to joining Kirkland & Ellis International LLP in 2011, Mr. Zhang was a partner of Latham & Watkins LLP for eight years. Mr. Zhang is an independent non-executive director of Fosun International Limited (HKEX: 0656), a global innovation-driven consumer group; a non-executive director of Noah Holdings Private Wealth and Asset Management Limited (NYSE: NOAH, HKEX: 6686), a leading wealth management service provider; and an independent director of Morgan Stanley Securities (China) Co., Ltd. He is a member of the Board of Trustees of Tulane University. Mr. Zhang earned his juris doctor degree from Tulane University Law School in the United States in 1991.

Mr. Zhang has entered into a service agreement with the Company for a term of three years or until the third annual general meeting of the Company after the Listing Date (whichever is earlier), subject to rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Zhang is entitled to receive an annual director’s fee of US$200,000. The remuneration package of Mr. Zhang will be reviewed annually by the Board with the recommendation of the Compensation Committee and by reference to the prevailing market practice, the Company’s remuneration policy, his experience, duties and responsibilities within the Company.

As at the Latest Practicable Date, Mr. Zhang was interested in 81,967 share options granted under the 2018 Share Plan.

Dr. Tony Fan-cheong Chan, aged 74, was appointed as an independent non-executive Director in November 2025. Dr. Chan served as the president of the King Abdullah University of Science and Technology (KAUST) from September 2018 to August 2024. Prior to that, he was the President of the Hong Kong University of Science and Technology from September 2009 to August 2018. He served as the assistant director of the Mathematical and Physical Sciences Directorate at the US National Science Foundation from 2006 to 2009. Between 1978 and 1979, he pursued postdoctoral research at California Institute of Technology as a research fellow and was an associate professor in computer science at Yale University between 1979 and 1986. In 1986, he joined the University of California, Los Angeles as a professor of the Department of Mathematics. Dr. Chan has been serving as an independent non-executive director of Hanison Construction Holdings Limited (HKEX: 0896) and Hutchison Port Holdings Management Pte. Limited (SGX: NS8U) since April 2023. Dr. Chan has served on the editorial boards of many journals in mathematics and computing, including SIAM Review, SIAM Journal of Scientific Computing, and the Asian Journal of Mathematics, and is one of the three editors-in-chief of Numerische Mathematik. He is also an elected member of the U.S. National Academy of Engineering. He formerly served on the NSF Mathematical and Physical Sciences Advisory Committee and the U.S. National Committee on Mathematics. Dr. Chan received his master’s degree in aeronautics from the California Institute of Technology in the United States in June 1973, and his Ph.D. in computer science from Stanford University in the United States in June 1978.

APPENDIX I DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Dr. Chan has entered into a service agreement with the Company for a term of three years or until the third annual general meeting of the Company after the Listing Date (whichever is earlier), subject to rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Dr. Chan is entitled to receive an annual director’s fee of US$200,000. The remuneration package of Dr. Chan will be reviewed annually by the Board with the recommendation of the Compensation Committee and by reference to the prevailing market practice, the Company’s remuneration policy, his experience, duties and responsibilities within the Company.

As at the Latest Practicable Date, save as disclosed above, none of the retiring Directors proposed to be re-elected: (i) had any interest in the Shares within the meaning of Part XV of the SFO, (ii) held any position with the Company or any other member of the Group or any directorships in any other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years, or (iii) had any relationship with any other Directors, senior management or substantial Shareholders of the Company.

Save as disclosed above, there is no other matter in relation to the retiring Directors proposed to be re-elected that needs to be brought to the attention of the Shareholders and there is no other information relating to these Directors which is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSs

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors intend to exercise the Repurchase Mandate after it is approved by the Shareholders in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders as a whole.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 972,508,041 Class A Ordinary Shares (including 22,543,039 treasury Shares) and 54,814,423 Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 4 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 1,004,779,425 Shares (excluding treasury Shares), the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 100,477,942 Shares, representing 10% of the total number of issued Shares (excluding treasury Shares) as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2025) in the event that the Repurchase Mandate was to be carried out in full at the current prevailing market value at any time during the proposed repurchase period.

APPENDIX II EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Class A Ordinary Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Dr. Han, through XHL and THL, was interested in 41,249,590 Class B Ordinary Shares, representing approximately 27.76% of the voting rights (excluding treasury Shares and without taking into account the voting rights attached to the 12,348,943 Class A Ordinary Shares held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2018 Share Plan and the 2026 Share Plan) in the Company with respect to Shareholder resolutions relating to matters other than the Reserved Matters on the basis that each Class A Ordinary Share entitles the holder to exercise one vote and each Class B Ordinary Share entitles the holder to exercise ten votes.

Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class A Ordinary Shares, if the reduction in the number of Shares in issue (excluding treasury Shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Dr. Han to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

APPENDIX II EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The Company has not been notified by any core connected persons of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

The Company may cancel such repurchased Shares and/or ADSs or hold them as treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases. To the extent that any treasury Shares are deposited with CCASS pending resale on the Stock Exchange, the Company will adopt appropriate measures to ensure that it does not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in the Company’s own name as treasury Shares, which may include approval by the Board that (i) the Company would not (or would procure its broker not to) give any instructions to HKSCC to vote at general meetings for the treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, the Company will withdraw the treasury Shares from CCASS, and either re-register them in its own name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions.

The Directors confirm that to the best of their knowledge and belief, neither the explanatory statement nor the proposed repurchase of Shares and/or ADSs pursuant to the Repurchase Mandate has any unusual features.

7.	MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange since the Listing Date up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2025
November (since the Listing Date)	24.98	18.37
December	24.76	20.80
2026
January	25.98	21.38
February	21.50	17.87
March	20.50	15.70
April (up to the Latest Practicable Date)	22.18	19.01

APPENDIX II EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

8.	REPURCHASES OF SHARES AND/OR ADSs MADE BY THE COMPANY

During the period starting on the Listing Date and up to the Latest Practicable Date, the Company has repurchased Class A Ordinary Shares on the Stock Exchange and ADSs on Nasdaq as follows:

		No. of
		Class A	Highest Price		Lowest Price
		Ordinary	per Class A		per Class A
		Shares	Ordinary		Ordinary
Date of Repurchase(1)	Method of repurchase	Repurchased(2)	Share(2)		Share(2)
March 24, 2026	Stock Exchange	213,100	HK$	17.55	HK$	17.53
March 25, 2026	Nasdaq	300,000	US$	2.57	US$	2.55
March 26, 2026	Nasdaq	1,484,775	US$	2.64	US$	2.49
March 27, 2026	Nasdaq	368,727	US$	2.39	US$	2.30
March 30, 2026	Stock Exchange	9,607,700	HK$	19.82	HK$	18.13
March 30, 2026	Nasdaq	1,080,537	US$	2.40	US$	2.35
March 31, 2026	Stock Exchange	7,208,200	HK$	20.32	HK$	19.03
April 7, 2026	Nasdaq	480,000	US$	2.50	US$	2.43
April 10, 2026	Nasdaq	540,000	US$	2.50	US$	2.49
April 13, 2026	Nasdaq	270,000	US$	2.47	US$	2.46
April 29, 2026	Nasdaq	720,000	US$	2.50	US$	2.48
April 30, 2026	Nasdaq	270,000	US$	2.50	US$	2.49

Notes:

(1)	The date of repurchase for the ADSs on Nasdaq were presented based on U.S. Eastern Time.

(2)	The securities purchased on Nasdaq were in the form of ADSs. One ADS represents three Class A Ordinary Shares.